UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Announces Networked Graphic Production:
Collaborate. Integrate. Optimise. From Idea to Delivery

PRINT '01 Chicago, IL (September 6, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), unveils the next step in its vision toward the complete digitization of the graphic arts industry. Networked Graphic Production is a completely integrated production environment that extends all the way from the creative desktop to the delivery of the finished product. CreoScitex customers can now connect all of the stakeholders in the production cycle, provide their clients with unique services, and deliver the highest-quality product faster than they ever could before.

"This is the logical next step for the graphic arts industry," explains Barry Quart, Director, Commercial and Publication Workflow. "By providing systems that support Networked Graphic Production, CreoScitex is expanding the range of conventional prepress workflow to extend all the way from ideas on the creative desktop right through to delivery of a finished product."

What is Networked Graphic Production?

Networked Graphic Production is a major initiative that brings creative professionals, print buyers, publishers, and printers together in a networked environment, enabling them to communicate and collaborate in real time. By bringing print buyers closer to print-production and reducing the number of manual steps in the process, printers will be able to reduce cycle times, minimize errors on press, and deliver quality printing faster.

Networked Graphic Production also involves integrating the business systems in a printing plant with the prepress production systems. Information is instantly exchanged between the print-production management system and Management Information Systems (such as those offered by printCafe™), effectively fine-tuning functions like estimating, billing, inventory management, and scheduling. The results? The business runs more effectively and generates greater profit.

Through networked graphic production, cycles shrink from weeks to days, days to hours. Everyone involved in the project has access to relevant information at their fingertips.

Collaborate, Integrate, Optimize, from Idea to Delivery

Networked Graphic Production is based on the belief that a complete workflow begins on the creative desktop and ends when the finished printed product is delivered. Greater quality and consistency can be realized if data and color integrity is maintained throughout the entire production cycle.

By integrating formerly isolated technologies, Networked Graphic Production eliminates opportunities for miscommunication and costly errors. In the past, the production process typically involved very large digital files and required extended processing time. Multiple solutions using incompatible technologies formed barriers among creative applications, print-production, and the corporate MIS infrastructure. The increased digitization of prepress processes, the wide availability of Internet communications, and the unique CreoScitex approach to database-driven prepress have made integration of these elements a reality.

Database-driven systems collect production statistics and record every interaction between printers and customers. Printers can analyze production statistics and metrics to reveal inefficiencies.

Network Graphic Production is the CreoScitex vision for the evolution of print and it is available in many of the products CreoScitex ships today.

What aspects of Networked Graphic Production exist today?

The link to creative professionals comes in the form of Synapse™ Prepare. This product creates print-ready PDFs on the creative desktop according to the specifications of the print shop. A sophisticated set of automated tools allow creative professionals to print directly from QuarkXPress™, create PDFs, and preflight files all with a single click of a button.

Internet collaboration through InSite for Prinergy® and Brisque™ workflow, strengthens communication between printers and their customers through on-line job submission, remote proofing, approvals, and change requests. Internet connectivity permits remote job submission directly into the production workflow; collaborative tools allow creative and technical people to simultaneously review the job while it is in the production process, online proofing and annotation tools accelerate and simplify the approval and change request process.

Industry leading workflows: Prinergy and Brisque workflow perform the core of prepress production with the ability to interpret, trap, manage color, render and make plates.

Production management is available in Prinergy workflow. The database records all transactions and provides information for resource planning, billing, and change-order management. Prinergy workflow automatically allocates processing tasks to the various system resources, ensuring optimal productivity.

What's coming in the future?

Production Management will extend the benefits of the Prinergy workflow process management to Brisque™ workflow, the Spire™ color server, and third-party workflow systems.

Content Management will provide quick access to on-line digital assets, such as image libraries, templates, and sub-page elements. Whether stored on-site or geographically distributed, assets remain available to everyone on the production network. Flexible content management is key to automated regionalization, personalization, and repurposing of print and electronic publishing.

Management Information Systems will be networked across pre-press, press, and post-press production systems. By integrating MIS functions such as estimating, scheduling, invoicing, billing, and purchasing of materials and supplies into the production network, businesses can realize new levels of efficiency and coordination. "Our partnership with CreoScitex uniquely positions us to tightly integrate the business systems of print with the production systems to streamline the entire print supply chain to deliver increased profitability for our customers," says Marc Olin, President and Co-CEO of printCafe.

The CreoScitex Commitment

The entire range of CreoScitex solutions will support Networked Graphic Production, allowing companies of any size to select the solutions or individual modules they need to streamline their business. By using open standards such as PDF and JDF, Networked Graphic Production leverages existing technologies and ensures compatibility with existing equipment and solutions from other vendors.

"We are committing to our customers that they can make their decisions to purchase CreoScitex systems with the assurance that their investments will continue to be valuable as the industry and technology advance and evolve," said Mark Dance, President and Chief Operating Officer, CreoScitex. CreoScitex is demonstrating the foundation of Networked Graphic Production in a feature presentation twice daily at the CreoScitex theatre in booth #5710, throughout Print '01 from September 6-13.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: September 7, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary